

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 13, 2008

<u>via U.S. mail and facsimile</u>
Mr. Ronald E. Huff
Chief Financial Officer
Aurora Oil & Gas Corporation
4110 Copper Ridge Dr., Suite 100
Traverse City, MI 49684

> **Re:** **Aurora Oil & Gas Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-32888**

Dear Mr. Huff:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Engineering Comments</u>

<u>Supplemental Reserve Information, page 69</u>

1. We have reviewed your response to prior comment 11 of our letter dated December 18, 2007. We note you have clarified that significant changes to reserves are due to extensions and discoveries from positive results from drilling activity. Please further expand your revised disclosure on extensions and discoveries to include the location of the reserves added, the number of wells associated with each location, whether the reserves were extensions of an existing field or a new discovery, the percentage of the reserves that are undeveloped and the expected timing of the development of these reserves.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 70</u>

2.   We have reviewed your response to prior comment 12. Please tell us the reasons your Antrim Shale and New Albany Shale wells increased in estimated well life by 10 years in 2006 compared to 2005 when your reported end of year gas price decreased from $9.89 per mmbtu in 2005 to $5.84 per mmbtu in 2006.

<u>Reserve Report</u>

3.   We note a number of proved undeveloped wells in the Plainville field in which you do not include any investment or capital expenditures. Please explain this to us.

4.   We note a number of proved undeveloped wells in the Plainville field in which there are no proved producing wells on the same leases. Please tell us if all of your proved undeveloped locations are within one offset location away from a producing well in the same formation.

5.   It appears that with low cumulative production volumes most of the New Albany Shale wells have been on production for just a short time. Please confirm if this is true and if so, tell us how you estimated the reserves for these wells, the proved developed not producing wells and the proved undeveloped wells. Provide us with a production graph over time for all the New Albany Shale wells you have an interest in. Include the production to date, your forecasted rate of production as of December 31, 2006 with the reserves as of that date and your forecasted rate of production as of December 31, 2007 on the graphs.

<u>Closing Comments</u>

        As appropriate, please amend the above filing in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or, Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Questions regarding the engineering comments can be directed to Jim Murphy,

Petroleum Engineer at (202) 551-3703. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Christopher J. White
Branch Chief